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                             September 27, 2022

       Yee Man Thomas Law
       Chief Executive Officer
       Junee Limited
       Studio 20, 11 F, International Plaza
       20 Sheung Yuet Road
       Kowloon Bay, Kowloon, Hong Kong

                                                        Re: Junee Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September 22,
2022
                                                            File No. 333-266116

       Dear Mr. Law:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-1 Filed September 22, 2022

       Exhibit 99.4

   1. Please amend to file a properly dated representation required by the Instructions to Item
                                                        8.A.4 of Form 20-F.
 Yee Man Thomas Law
FirstName LastNameYee Man Thomas Law
Junee Limited
Comapany 27,
September NameJunee
              2022 Limited
September
Page 2    27, 2022 Page 2
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Lisa Forcht